Axos Invest LLC

Statement of Financial Condition
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Axos Invest LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9205 West Russell Road Suite 400
(No. and Street)

Las Vegas	NV	89148
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Derrick K. Walsh	(858) 649-2165	dwalsh@axosbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

3111 N. University Dr Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derrick K. Walsh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axos Invest LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature], CFO

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Axos Invest LLC
Table of Contents
As of December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Axos Invest LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Axos Invest LLC as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Axos Invest LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Axos Invest LLC's management. Our responsibility is to express an opinion on Axos Invest LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Axos Invest LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as Axos Invest LLC's auditor since 2023.

Assurance Dimensions, LLC
Coral Springs, Florida
February 24, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

Axos Invest LLC
Statement of Financial Condition
As of December 31, 2025

Assets		
Cash	$	1,492,900
Prepaid expenses		45,419
Deposit at broker-dealer, related party		25,000
Tax benefit from Parent		40,874
Other receivable from affiliated companies		6,947
Total assets	$	1,611,140
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	57,329
Due to affiliated companies		6,983
Total liabilities	$	64,312
Commitments and Contingencies (See Note 5)		
Member's Equity		1,546,828
Total liabilities and member's equity	$	1,611,140

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Nature of Business Activity**

Axos Invest LLC (the "Company") is a limited liability company registered as a securities broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Axos Securities, LLC (the "Parent"), which is consolidated into Axos Financial, Inc. ("Financial"). The Company executes trades for Axos Invest, Inc. ("Affiliate"), a registered investment advisor, and it clears trades through Axos Clearing LLC ("Clearing").

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2.   **Summary of Significant Accounting Policies Basis of Presentation**

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") contained in the Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash
Cash consists of cash held at Axos Bank, a related party, which at times may exceed federally insured limits. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 for each depositor. The Company has not experienced any losses and does not believe they are exposed to any significant credit risk. As of December 31, 2025, the Company has $1,242,900 of cash in excess of the FDIC limit.

Recently Adopted Accounting Standards
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"), which requires incremental disclosures about income taxes for certain entities. The Company adopted this standard as of January 1, 2025; however, given the Company is a member of a group that files a consolidated tax return it is not subject to the incremental income tax disclosures required by ASU 2023-09. For additional information on the Company's income taxes, see Note 4.

Securities Transactions
Transactions in securities are recorded on a trade date basis.

Allowance for Credit Losses
The Company accounts for estimated credit losses on financial assets measured on an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company did not have an allowance for credit losses at December 31, 2025.

Fair Value of Financial Instruments
As of December 31, 2025, the Company did not hold any assets or liabilities measured at fair value on a recurring basis. Carrying amount is the estimated fair value for cash, deposits at broker dealer, other assets, due to affiliated companies, and accounts payable and accrued expenses.

Guarantees
The Company in its normal course of business enters into legal contracts containing representations and warranties that provide general indemnifications. Although the Company's maximum exposure under these arrangements is not defined, as claims may be unasserted, based on its experience, the Company expects the risk of loss to be remote.

3. **Related Party Transactions**

The Company and its affiliates maintain agreements to share administrative services (the "Expense Sharing Agreements"). In accordance with the Expense Sharing Agreements, the Company reimburses its affiliates monthly for a proportional share of salaries and related expenses of personnel employed by the affiliates who provide services to the Company, rent expense, and general and administrative expense. As of December 31, 2025, the Company had a payable due to the affiliated companies of $6,983, largely comprised of a payable to Clearing for wealth management pass-through revenue. Additionally, as of December 31, 2025, the Company had a receivable due from the affiliated companies of $6,947, which consists mainly of a receivable from the Parent. The Company also maintains a $25,000 deposit with Clearing.

4. **Income Taxes**

The Company is a single-member limited liability company and is treated as a disregarded entity not subject to income taxes for federal and state tax purposes. The income and losses of the Company pass through to the Parent who incurs the tax obligation or receives the tax benefit. Consolidated tax results are distributed from the Parent as if the Company files on a separate return basis and are calculated utilizing the Parent's tax rate multiplied by Pre-Tax Book Income. The Company recognized an overall income tax benefit of $510,391 during 2025. Following the cash receipt from the Parent, the Company had a remaining receivable of $40,874 for an income tax benefit from the Parent at December 31, 2025.

5. **Commitments and Contingencies**

Customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker, a related party. The clearing broker carries all the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs if customers are unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a minimum deposit of $25,000 with its clearing broker.

The Company had no underwriting commitments, no equipment leases, and had not been named as defendant in any lawsuit at December 31, 2025 or during the year then ended. The Company is a lessee in a month-to-month sublease agreement for office space with Financial which is mutually cancellable by either party.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,453,588, which was $1,353,588 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 4.42%. There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part II of the FOCUS report required under Rule 15c3-1.

The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the SEC rule 15c3-3.

7. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations

constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment revenue and expenses are in line with what is in the Company's statement of income and includes all significant categories that are provided to the CODM for review. Also, the segment assets are the same as those reported in the Company's statements of financial condition.

8.   **Financial Support**

Financial continues to fund the operations of the Company and intends to do so in the future. This allows the Company to continue its operations. Had additional capitalization not been acquired the Company would not have been able to continue as a going concern.

9.   **Subsequent Events**

Subsequent events have been reviewed through February 24, 2026, the date the financial statement was available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statement.